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                              April 12, 2021

       Ryan M. Gilbert
       Chief Executive Officer
       New Starship Parent Inc.
       2929 Arch Street, Suite 1703
       Philadelphia, PA 19104

                                                        Re: New Starship Parent
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed March 26,
2021
                                                            File No. 333-253142

       Dear Mr. Gilbert:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 16, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Summary Unaudited Pro Forma Condensed Combined Financial Information Description of Transactions
       Consideration, page 40

   1. It appears note (a) to the table on page 41 may apply to the lines in the table for Warrants issued to Payoneer
Warrants holder and Options issued to Payoneer Option holders.
                                                        Please revise or
advise.
   2.                                                   For notes (b) through
(d) to the table on page 41, please present here the amounts or computations for the
variables that form the basis for amounts in the table, or cross reference to where in
the filing such amounts/computations may be found. By way of
 Ryan M. Gilbert
New Starship Parent Inc.
April 12, 2021
Page 2
         example, some, but not all, of these variables are    Exchange Ratio,
     Equity Value,
            Cashout Vested Company Options,       Per Share Merger
Consideration Value,       Per
         Share Cash Consideration,    the number of instruments (e.g., shares,
warrants, options,
         RSUs,    Outstanding Company Equity Securities,    etc.), and
aggregate per share exercise
         price for company warrants and options. Please include any assumptions made in determining the respective amounts and computations.
Ownership, page 41

3. In regard to note (b) on page 42, it appears the number of shares of 137,517,532 represents
         the sum of Payoneer   s preferred stock and share capital shares at
December 31, 2020 per
         the audited financial statements. Please specify what the    Existing
Payoneer
         Shareholders    represents and the number of shares attributed to each
component above.
4. In regard to note (c) on page 42, it appears the number of shares may vary according to the source referenced in the note. If true, please clarify your disclosure in this regard and show in the note the effects of the variability on the number of shares in the table to which the note applies.
5. In regard to note (e) on page 42, please clarify for us whether the number of shares may vary, and if so, show in the note the effects of the variability on the number of shares in the table to which the note applies.
FTOC's Board of Directors' Reasons for the Approval of the Reorganization, page
96

6. We note your response to comment 17 and disclosure that the negotiations were focused on the valuation of Payoneer and the consideration being paid to acquire
         Payoneer. We also note that this section does not explicitly discuss the FTOC Board's consideration of these factors, as either a positive or deterrent factor. Please revise this section to discuss the FTOC Board's consideration of these factors in recommending shareholder approval for the proposed transaction.
Certain Payoneer Forecasts, page 99

7. We note your response to comment 18 as well as your disclosure that the financial projections are based upon numerous estimates and assumptions. Please disclose the
FirstName LastNameRyan M. Gilbert
       material estimates and assumptions underlying the financial projections. In this regard,
Comapany    NameNew
       we note  that youStarship Parent
                         have only      Inc. high-level, narrative disclosure
and do not quantify
                                    provided
       the2021
April 12,  estimates
                Page and
                      2 assumptions.
FirstName LastName
 Ryan M. Gilbert
FirstName   LastNameRyan
New Starship   Parent Inc. M. Gilbert
Comapany
April       NameNew Starship Parent Inc.
       12, 2021
April 312, 2021 Page 3
Page
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Information
Notes to Unaudited Pro Forma Condensed Combined Financial Information
Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page
152

8. In regard to note (C) on page 153, please specify all amounts contributing to calculating the respective cash distributions. In particular, state what the
Per Share Cash
         Consideration    and    respective exercise price of the vested
options    are and the
         calculation of each as appropriate.
9. In regard to note (N) on page 154, it appears the number of shares for conversion of
         Legacy Payoneer preferred stock to Legacy Payoneer common stock should be
         111,452,020 per information in the filing. Please revise as appropriate.
10. In regard to note (N) on page 154, please disclose how the number of shares for
         "Additional Stock issued for Payoneer as per consideration" and "Reclassification of common stock subject to redemption (FTOC)" were determined.
Note 4. Loss Per Share, page 154

11. Please show us how the number of shares for legacy Payoneer stockholders in the table on page 155 was calculated.
Key Metrics and Non-GAAP Financial Measures
Transaction Profit and Transaction Profit Margin, page 196

12. Refer to your response to prior comment 28. Your state the comparable GAAP measure
         to your non-GAAP measure    transaction profit    is    operating
income (loss).    However, it
         appears the comparable GAAP measure should be    gross profit    as
calculated on a GAAP
         basis, even if not presented on your statement of income (loss). Please revise your presentation accordingly. In doing so, please tell us how you calculate gross profit on a
         GAAP basis.
Material U.S. Federal Income Tax Considerations, page 237

13. We note your response to comment 29 and your revised disclosure, which appears to summarize a long-form tax opinion to be provided by Morgan, Lewis & Bockius LLP related to the tax treatment of the domestication as an F reorganization and the FTOC merger as a Section 351 exchange. We note, however, that the Effects of the
         Domestication on U.S. Holders section on page 239 and The FTOC Merger section on page 243 appear to contain other material federal income tax consequences, which are not covered by the tax opinion but should be. Please revise these sections accordingly to reflect that they are the opinion of counsel and file a tax opinion that addresses the material federal income tax consequences to investors. For guidance, please refer to
         Section III of Staff Legal Bulletin No. 19 dated October 14, 2011. Ryan M. Gilbert
New Starship Parent Inc.
April 12, 2021
Page 4

       You may contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameRyan M. Gilbert                       Sincerely,
Comapany NameNew Starship Parent Inc.
                                                        Division of Corporation
Finance
April 12, 2021 Page 4                                   Office of Trade &
Services
FirstName LastName